Exhibit (a)(1)(C)
MKS INSTRUMENTS, INC.
FORM OF ELECTION FORM

To:	MKS Instruments, Inc.
Attention: Marlene Maffe
Fax: (978) 557-5124
E-Mail: marlene_maffe@mksinst.com
Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Stock Options for Restricted Stock Units dated August 3, 2009, referred to herein as the exchange offer. Please read the exchange offer in its entirety.
I acknowledge that:
1.	I understand that, upon acceptance by MKS Instruments, Inc., this Election Form will constitute a binding agreement between MKS and me.

2.	I understand that if I validly tender all of my eligible options for exchange, and such eligible options are accepted, I will receive RSUs for a lesser number of shares of common stock than the cancelled eligible options that I tender. The number of RSUs will be determined using an exchange ratio that is intended to ensure that the fair value, for accounting purposes, of the RSUs is approximately equal to the fair value of the eligible options tendered for exchange at the time the RSUs are granted. The number of RSUs to be granted in exchange for each eligible option will be that number of RSUs (rounded down to the nearest whole) that would be derived by dividing the fair value of such eligible option grant (determined using the Black-Scholes option valuation model) by the closing sale price of MKS common stock on the day the exchange offer expires. The Black-Scholes option valuation model used to value eligible option grants will take into account (i) the closing price of the MKS common stock on Nasdaq on the day the exchange offer expires, (ii) the exercise price of the option grant, (iii) the expected volatility of MKS common stock over the projected life of the option grant, (iv) the estimated expected life of the option grant, (v) the risk-free interest rate over the projected life of the option grant and (vi) the expected dividends on MKS common stock. Because the Black-Scholes valuation model takes into account certain assumptions on the day the exchange offer expires, including the closing price of MKS common stock, the Black-Scholes value of the tendered eligible options, the exact exchange ratios and number of RSUs to be granted will not be known until shortly after 4:00 p.m., Eastern Time, on the day the exchange offer expires.

3.	I understand that the RSUs will have a vesting period of one year. Vesting of the RSUs will be conditioned upon my continued service with MKS, subject to limited exceptions for retirement, death or disability. This means that I will generally be required to remain employed with MKS for one year after the RSU grant date in order to be vested in the RSUs.

4.	I understand that RSUs will be granted under and subject to the provisions of the MKS Instruments 2004 Stock Incentive Plan, as amended.

5.	MKS has advised me to consult with my own advisors, including personal investment, tax and legal advisors, as to the consequences of participating or not participating in this exchange offer.

6.	To remain eligible to tender eligible options for exchange pursuant to the exchange offer, I understand that I must remain an eligible employee and must not have received nor have given a notice of termination of employment prior to the expiration time, which is scheduled to be 11:59 p.m., Eastern Time, on August 28, 2009, unless the exchange offer is extended. I understand that if I die or do not remain in continued service with MKS through the expiration time, MKS will not accept my eligible options for cancellation and I or my estate or beneficiaries, as the case may be, will retain my eligible options with their current terms and conditions.

7.	I understand that neither the ability to participate in the exchange offer nor actual participation in the exchange offer will be construed as a right to continued employment with MKS or any of its subsidiaries.

8.	I understand that in accordance with the exchange offer, MKS may terminate, modify or amend the exchange offer and postpone its acceptance and cancellation of any eligible options that I have tendered for exchange. As a result, I understand that if my eligible options tendered for exchange are not accepted, they will remain in effect with their current terms and conditions.

9.	I understand that this election is entirely voluntary, and I am aware that I may change or withdraw my decision to tender my eligible options at any time until the exchange offer expires as described in the exchange offer materials. I understand that this decision to tender my eligible options will become irrevocable at 11:59 p.m., Eastern Time, on August 28, 2009, unless the exchange offer is extended.

10.	I sell, assign and transfer to MKS all right, title and interest in and to all of the eligible options that I am tendering, and I agree that I shall have no further right or entitlement to purchase any shares of MKS common stock under the tendered eligible options on the date MKS accepts those eligible options for exchange and cancellation. I understand that my subsequent death or incapacity will not affect the authority of MKS to take the actions described in the exchange offer with respect to eligible options that I have tendered for exchange and that have been accepted for cancellation, and such authority will survive my death or incapacity. All of my obligations under this Election Form will be binding upon my heirs, personal representatives, successors and assigns.

11.	I agree to all of the terms and conditions of the exchange offer contained in the Offer to Exchange Certain Stock Options for Restricted Stock Units dated August 3, 2009 and related exhibits.

12.	I hereby represent and warrant that I have full power and authority to elect to surrender the eligible stock options listed for exchange in the table below and that, when and to the extent such eligible stock options are accepted by MKS, such eligible stock options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such eligible stock options will not be subject to any adverse claims. Without limiting the foregoing, I hereby represent and warrant that either I am not married and do not have a registered domestic partner, my spouse or registered domestic partner has no community or other marital property rights in the eligible stock options or RSUs, or my spouse or registered domestic partner has consented to and agreed to be bound by the election form. Upon request, I will execute and deliver any additional documents deemed by MKS to be necessary or desirable to complete the exchange of the eligible stock options I am electing to exchange.
Please check the appropriate box:

☐	Yes, I wish to participate in the exchange offer as to ALL of my eligible options. All of my eligible options will be cancelled irrevocably on August 28, 2009, or such extended day of expiration.
OR
☐	Yes, I wish to participate in the exchange offer as to my eligible options listed below (please list). My eligible options specifically listed below will be cancelled irrevocably on August 28, 2009, or such extended day of expiration.

Option Grant Number	Grant Date

I UNDERSTAND THAT THIS ELECTION FORM WILL REPLACE ANY ELECTION I PREVIOUSLY SUBMITTED.

Signature of Eligible Employee	Date

Name of Eligible Employee (please print or type)	Social Security Number (Employee I.D. for non-U.S. employees) of Eligible Employee
NOTE TO ELIGIBLE EMPLOYEES IN COMMUNITY PROPERTY STATES
     If you are married and reside in a state the laws of which provide that a spouse or registered domestic partner has a community property interest in the eligible options, in order to elect to tender your eligible options your spouse or registered domestic partner must consent, agree to be bound and agree that any such community property interest shall similarly be bound, by this Election Form. States with community property laws are Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin.
     Your signature constitutes your representation and warranty to MKS that either you are not married and do not have a registered domestic partner, your spouse or registered domestic partner has no community or other marital property rights in the eligible stock options or RSUs or your spouse or registered domestic partner has consented to and agreed to be bound by this Election Form. You should consult your personal outside advisors if you have questions about spousal consent.

INSTRUCTIONS TO PAPER ELECTION FORM
Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Stock Options for Restricted Stock Units dated August 3, 2009, referred to herein as the exchange offer. Please read the exchange offer in its entirety. You may tender your election through the exchange offer website at https://mks.optionelection.com or by completing and delivering a paper Election Form by following the instructions below.
1.	Defined Terms. All terms used in the Election Form but not defined have the meaning given them in the exchange offer. References in the Election Form to “MKS,” “we,” and “us” mean MKS Instruments, Inc.

2.	Expiration Time. The exchange offer and any rights to tender or to withdraw a tender of eligible options expire at 11:59 p.m., Eastern Time, on August 28, 2009, unless the exchange offer is extended.

3.	Delivery of Election Form. If you intend to tender eligible options under the exchange offer, you must tender your election through the exchange offer website at https://mks.optionelection.com or deliver, and MKS must receive, a signed copy paper Election Form before the expiration time noted above. If you do not tender your election through the exchange offer website, you must use one of the following means to deliver your signed Election Form:

By Fax:	MKS Instruments, Inc.
Attention: Marlene Maffe
Fax: (978) 557-5124

By E-Mail (By PDF or similar imaged document file): marlene_maffe@mksinst.com
Your Election Form will be effective only upon receipt by us. MKS will accept delivery of the signed Election Form only by one of the methods of delivery described above. The method of delivery is at your own option and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time.

You are not required to exchange your eligible options. You may exchange fewer than all of your eligible options, but must exchange all options in each eligible option grant, as defined in the exchange offer. You do not need to return your stock option agreements relating to any exchanged eligible options, as they will be automatically cancelled if we accept your eligible options for exchange.

4.	Withdrawal of Election. Exchanges of eligible options made under the exchange offer may be withdrawn at any time before 11:59 p.m., Eastern Time, on August 28, 2009, unless we extend the expiration time, in which case withdrawals must be received before such extended expiration time.

To withdraw tendered eligible options, you must withdraw through the exchange offer website at https://mks.optionelection.com or deliver, and MKS must receive, a signed Withdrawal Form no later than the expiration time. If you do not withdraw through the exchange offer website, you must use fax or email to deliver your Withdrawal Form to Marlene Maffe in accordance with section 3 above.

Withdrawals may not be rescinded and any eligible options withdrawn will not be considered to be properly tendered, unless the withdrawn eligible options are properly re-tendered before the expiration time by following the procedures described in Instruction 3 above.

5.	Signatures. Please sign and date the Election Form, and provide your social security number or other tax identification number. Except as described in the following sentence, the Election Form must be signed by the eligible employee who holds the eligible options to be tendered exactly as such eligible employee’s name appears on the applicable option agreement. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be provided on the Election Form.

6.	Requests for Assistance or Additional Copies. Any questions or requests for assistance regarding the exchange offer (including requests for additional or hard copies of the exchange offer or the Election Form or the Withdrawal Form) should be directed to Marlene Maffe, the MKS stock plan administrator, by e-mail at marlene_maffe@mksinst.com or by telephone at (978) 645-5654.

7.	Irregularities. We will determine all questions as to the number of shares subject to eligible options tendered and the validity, form, eligibility (including time of receipt) and acceptance of your tender of eligible options. We will not accept tendered eligible options that would result in zero RSUs being granted. Subject to any order or decision by a court or arbitrator of competent jurisdiction, or any other applicable regulatory authority, our determination of these matters will be final and binding on all persons. We may reject any tender of eligible options that we determine is not in the appropriate form or would be unlawful to accept. We may waive any defect or irregularity in your tender with respect to your eligible options tendered before 11:59 p.m., Eastern Time, on August 28, 2009 (or such later expiration time as may apply if the exchange offer is extended). Your eligible options will not be accepted for exchange until you have cured all defects or irregularities to our satisfaction, or they have been waived by us, prior to 11:59 p.m., Eastern Time, on August 28, 2009 (or such later expiration time as may apply if the exchange offer is extended). Neither we nor any other person is obligated to give you notice of any defects or irregularities in any electronic election or paper election form, nor will anyone incur any liability for failure to give any notice.

8.	Conditional or Contingent Offers. MKS will not accept any alternative, conditional or contingent tenders.

9.	Important Tax Information. You should refer to Section 14 (“Material Income Tax Consequences”) of the exchange offer, which contains important tax information for U.S. employees. Schedules C, D and E of the exchange offer contain important tax information for non-U.S. employees. We encourage all eligible employees to consult with tax advisors if you have questions about your financial or tax situation.

10.	Eligible Option Information. If you would like to review all of your eligible options, you may do so by visiting http://www.netbenefits.com (employees outside the U.S. should click on the “Login to NetBenefits Worldwide” link).